Exhibit 5.1

Our ref	MUL/713181-000001/53790113v3

FGL Holdings

Sterling House, 16 Wesley Street

Hamilton HM CX

Bermuda

16 February 2018

Dear Sirs

FGL Holdings

We have acted as Cayman Islands counsel to FGL Holdings (the "Company") to provide this legal opinion in connection with the Company's registration statement on Form S-8, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act") (including its exhibits, the "Registration Statement") related to the reservation for issuance of 15,005,900 ordinary shares of a par value US$0.0001 each (together, the "Shares"), upon the granting of certain awards under the Company's 2017 Omnibus Incentive Plan (the "Plan").

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1	The certificate of incorporation dated 26 February 2016, the certificate of incorporation on change of name dated 30 November 2017 and the amended and restated memorandum and articles of association of the Company as adopted on 8 August 2017 and effective on 30 November 2017 (the "Memorandum and Articles").

1.2	The written resolutions of the board of directors of the Company dated 29 November 2017 (the "Resolutions") and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the "Certificate of Good Standing").

1.4	A certificate from a director of the Company a copy of which is attached to this opinion letter (the "Director's Certificate").

1.5	The Plan.

1.6	The Registration Statement.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Plan has been authorised by or on behalf of the Company in accordance with all relevant laws (other than the laws of the Cayman Islands).

2.2	The Plan is, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms under the laws of the State of Delaware, United States of America (the "Relevant Law") and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.4	All signatures, initials and seals are genuine.

2.5	The capacity, power, authority and legal right of the Company under all relevant laws and regulations (other than the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform its obligations under the Plan.

2.6	No monies paid to or for the account of any party under the Plan represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2017 Revision) and the Terrorism Law (2017 Revision), respectively).

2.7	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.8	The Company has received, or will receive, money or money's worth (the "Consideration") in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

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3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The Shares to be offered and issued by the Company pursuant to the provisions of the Plan, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plan for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.2	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

4.3	In this opinion letter, the phrase "non-assessable" means, with respect to the Shares, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

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This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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